82-5143

LINDSEY MORDEN GROUP INC.

04030111

INTERIM REPORT

**For the three months ended
March 31, 2004**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The purpose of this MD&A is to give a narrative explanation of the performance of the Company during the first quarter of 2004. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the first quarter of 2004. It updates the MD&A for the fiscal year ended December 31, 2003 on pages 5 to 21 of the Company's 2003 Annual Report. The Company's unaudited consolidated financial statements and the financial data in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars.

Unless otherwise noted in this MD&A, all information is given as at April 28, 2004. Additional information about the Company may be found at the Company's website, www.lindseymordengroupinc.com, and in the Company's annual information form filed on SEDAR which can be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning.

Readers should not rely on forward-looking statements as they involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Risk factors are substantially unchanged from those disclosed in the Company's 2003 Annual Report. The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this MD&A that may bear upon forward-looking statements.

OVERALL PERFORMANCE

Consolidated Results

(i) Results of Operations

The Company's net loss from continuing operations for first quarter 2004 was $1.5 million compared to $0.3 million in first quarter 2003. The revenue and operating earnings of the Company's United Kingdom and International operations increased significantly in first quarter 2004 as compared to first quarter 2003. Other operating divisions reported decreases in revenue and earnings for the same period. Corporate costs increased due to higher advisor fees and adverse exchange movements. Included in interest expense is a $1.3 million commitment fee related to a demand promissory note borrowing in the first quarter of 2004.

On March 15, 2004, Cunningham Lindsey U.S., Inc. ("CLUS") completed the sale of its third party claims administration business ("U.S. TPA Business") conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI") to Broadspire Services Inc. ("Broadspire").

On May 31, 2003, CLUS completed the acquisition of all the issued and outstanding shares of RSKCo from Continental Casualty Company, a subsidiary of CNA Financial Corporation. The purchase price for RSKCo is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. In addition, the purchase price is reduced by $15.8 million to offset certain of RSKCo's future claims administration obligations which existed at closing.

The intent of the RSKCo acquisition was to revitalize the U.S. TPA Business historically carried on by CMI. CMI had incurred significant operating losses due to customer losses from repricing contracts for profitability and servicing claims beyond usual standards for a client in rehabilitation. However, RSKCo's revenue deteriorated during the fourth quarter of 2003 as a number of customers chose not to renew their contracts. As a result, costs significantly exceeded revenue in the U.S. TPA Business.

In February 2004, the Company announced that it had commenced restructuring the United States operations and that immediate action was being taken to align revenues and costs, with the focus on completing the integration of RSKCo/CMI rather than further growth by acquisition. It was expected that restructuring costs, primarily in the first two quarters of 2004, would be at least $8.0 million. However, in planning the restructuring, it was determined that it was unlikely that the U.S. TPA Business would be profitable in the short or mid-term even after restructuring and that there was a risk of having to incur further restructuring costs. Consequently, the Company determined that it was in its best interests to dispose of the business to Broadspire.

Under the terms of the sale agreement, Broadspire acquired certain assets and certain obligations and liabilities of the U.S. TPA Business. Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment by CLUS of $29.2 million (U.S.$22.0 million). In addition, Broadspire acquired $5.3 million (U.S.$4.0 million) in net non-cash working capital. The disposition of working capital was part of a disposition to Broadspire of $4.8 million (U.S.$3.6 million) of net assets of the U.S. TPA Business. CLUS retained certain liabilities of the U.S. TPA Business including lease obligations respecting facilities not assumed by Broadspire, liabilities to employees with respect to their employment before closing, and pre-closing errors and omissions and litigation liabilities. CLUS continues to hold the shares of RSKCo and CMI. Rights and obligations pursuant to the RSKCo acquisition agreement were generally not assumed by Broadspire. The sale of the U.S. TPA Business did not affect the loss adjusting business of CLUS or the business of Vale National Training Centers, Inc.

The results of RSKCo and CMI have been accounted for as a discontinued operation. Net loss from discontinued operations in first quarter 2004 was $3.8 million compared to $1.7 million in first quarter 2003.

Net loss on disposal incurred in first quarter 2004 was $15.7 million. This consists of $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; and, $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

(ii) Cash Flow

Free cash flow for first quarter 2004 was negative $16.6 million, or $1.20 per share, compared to negative $3.9 million, or $0.28 per share, in first quarter 2003. Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring costs and the working capital cost of new branches. It is not a generally accepted accounting principles measure of cash flow. Free cash flow for first quarter 2004 declined compared to first quarter 2003 primarily due to the costs of servicing subsidence claims in the United Kingdom which, in some cases, have been paid in advance and due to the commitment fee associated with the demand promissory note borrowing.

(iii) Financial Condition

The Company was unable to generate sufficient funds internally in first quarter 2004 to meet its liabilities and obligations, including the payment of $29.2 million (U.S.$22.0 million) to Broadspire to service existing claims obligations of the U.S. TPA Business. Fairfax Financial Holdings Limited ("Fairfax"), the Company's parent company, has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. During first quarter 2004, the Company borrowed $40.5 million pursuant to this arrangement and on March 31, 2004 the Company repaid all of its $59.7 million of borrowings from Fairfax. For further discussion of financial condition including a comparison of financial condition as at December 31, 2003, see "Liquidity".

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender bearing interest at bank prime plus 3% with interest payable monthly.

As at March 31, 2004, the Company was in breach of covenants under its committed bank facilities that its net debt-to-equity ratio shall not at anytime exceed 2.0:1. The Company has obtained waivers in respect of these breaches.

The $25.3 million increase in accounts receivable from December 31, 2003 to March 3, 2004 was primarily due to: a reclassification from other assets of the $15.8 million purchase price reduction related to the RSKCo acquisition; an increase in accounts receivables in local currencies, primarily in the United Kingdom operations and International operations; and, the impact of foreign exchange fluctuations.

Industry and economic factors affecting the Company's financial condition described in its 2003 Annual Report have not changed materially. An additional factor affecting financial condition is changes in legislation and insurance cover that have the effect of limiting claims frequency. For example, in Ontario, changes to auto legislation have reduced claims and, in the southeast United States, the frequency of mould claims has declined with limits on insurance coverage.

Performance by Operating Segments

(i) Cunningham Lindsey Canada Limited

Cunningham Lindsey Canada Limited's revenue and operating earnings for first quarter 2004 declined from first quarter 2003. This was largely from a reduced volume of weather-related claims.

(ii) Cunningham Lindsey U.S., Inc.

CLUS reported reduced revenue and operating results from continuing operations in first quarter 2004 compared to first quarter 2003. This was due to decreased claims activity in the property and casualty loss-adjusting services business despite new services agreements entered into late in 2003. Vale National Training Centers, Inc. was profitable in first quarter 2004.

(iii) Cunningham Lindsey United Kingdom

Cunningham Lindsey United Kingdom's revenue and operating earnings for first quarter 2004 increased compared to first quarter 2003. Results reflect a continuation of the increased volume of subsidence claims that commenced during the second half of 2003.

(iv) Cunningham Lindsey Europe BV

Revenue and operating earnings for Cunningham Lindsey Europe BV declined from first quarter 2003. The decreases were from reduced claims activity in certain divisions.

(v) Cunningham Lindsey International Limited

Cunningham Lindsey International Limited's revenue and operating earnings increased compared to first quarter 2003. Results reflect continued appointments to major construction projects and large losses arising from significant weather-related events such as flooding in Prague and Morocco and hurricane Fabian.

(vi) Corporate

Corporate losses increased in first quarter 2004 compared to first quarter 2003 primarily due to the commitment fee on the demand promissory note borrowing, increased advisor fees and adverse exchange movements partially offset by a reduction in stock plan amortization expense.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three months ended March 31, 2004 and 2003 in the segments in which the Company operates. Also included are net loss, free cash flow, total assets, total long-term financial liabilities and number of employees.

For the three months ended	**March 31, 2004**	March 31, 2003
(in $000s except number of employees and per share data[1])		
Revenue		
Canada	**11,217**	11,747
United States	**12,756**	17,595
United Kingdom	**48,913**	44,716
Europe	**18,175**	18,390
International	**12,529**	11,540
	103,590	103,988
Operating earnings (loss)		
Canada	**186**	315
United States	**(238)**	620
United Kingdom	**4,042**	2,960
Europe	**1,025**	1,534
International	**2,371**	599
Corporate	**(2,648)**	(1,437)
	4,738	4,591
Interest	**4,259**	3,157
Provision for income taxes	**1,994**	1,755
Net loss from continuing operations	**(1,515)**	(321)
Net loss from discontinued operations, net of tax	**(3,843)**	(1,670)
Net loss on disposal, net of tax	**(15,731)**	–
Net loss	**(21,089)**	(1,991)
Net loss per share from continuing operations	**(0.11)**	(0.02)
Net loss per share	**(1.53)**	(0.14)
Free cash flow	**(16,615)**	(3,858)
Free cash flow per share	**(1.20)**	(0.28)
Total assets	**445,850**	433,558
Total long-term financial liabilities	**143,002**	135,593

Employees as at	**March 31, 2004**	March 31, 2003
Canada	**470**	518
United States	**351**	755
United Kingdom	**1,460**	1,540
Europe	**434**	498
International	**404**	368
	3,119	3,679

(1) As at April 28, 2004, there were 12,128,256 subordinate and 2,172,829 multiple voting shares outstanding.

Revenue

Total revenue from continuing operations for first quarter 2004 was $103.6 million, a decrease of $0.4 million from first quarter 2003 revenue of $104.0 million. The United Kingdom and International operations reported significant increases in revenue compared to first quarter 2003, which were primarily offset by a decline in revenue reported by the United States operations.

The revenue breakdown by geographic segment is as follows:



Revenue – Quarter I 2004
Canada 11%
U.S. 12%
Europe 18%
Intl. 12%
U.K. 47%



Revenue – Quarter I 2003
Canada 11%
U.S. 17%
Europe 18%
Intl. 11%
U.K. 43%

The Canadian operation's first quarter 2004 revenue of $11.2 million decreased by $0.5 million from first quarter 2003. The decline for the quarter was from reduced claims activity in Ontario, Western Canada and Quebec that was partially offset by higher revenue in Eastern Canada from hurricane Juan and by higher average fees on more complex claims. Property claims frequency in the Canadian operations has been much lower than normally experienced because of a decline in weather-related activity.

Revenue from continuing operations in the United States operations of $12.8 million for first quarter 2004 decreased by $4.8 million from first quarter 2003. In local currency, revenue from the United States operations was U.S.$9.7 million for first quarter 2004, a decrease of U.S.$2.0 million from first quarter 2003. Revenue from property and casualty loss-adjusting services decreased U.S.$2.1 million for the three month period compared to the same period in 2003. The Company believes that this decline is industry wide.

Revenue from the discontinued U.S. TPA Business was $15.0 million (U.S.$11.4 million) for first quarter 2004 compared to $7.1 million (U.S.$4.7 million) in first quarter 2003. The RSKCo business, acquired May 31, 2003, accounted for $11.6 million (U.S.$8.8 million) of revenue in first quarter 2004.

Revenue for the quarter from the United Kingdom operations was $48.9 million, an increase of $4.2 million from revenue of $44.7 million in first quarter 2003. In local currency, revenue from the United Kingdom operations was £20.2 million for first quarter 2004, an increase of £1.7 million from first quarter 2003. The increase in revenue for the quarter was primarily due to increased subsidence claims in the United Kingdom.

Revenue for the quarter from the European operations of $18.2 million decreased by $0.2 million from first quarter 2003. In local currency, revenue from the European operations was €11.0 million for first quarter 2004, a decrease of €0.3 million from first quarter 2003. The decrease in revenue was principally from reduced claims activity in certain divisions.

Revenue from the International operations increased $1.0 million from $11.5 million in first quarter 2003 to $12.5 million in first quarter 2004. In local currency, revenue from the International operations was £5.2 million for first quarter 2004, an increase of £0.4 million compared to first quarter 2003. Revenue from the International operations reflects continued appointments to major construction projects and large losses arising from significant weather-related events such as flooding in Prague and Morocco and hurricane Fabian.

Operating earnings (loss)

The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases.

Operating earnings from continuing operations for first quarter 2004 were $4.7 million (4.6% of revenue) as compared to $4.6 million (4.4% of revenue) for first quarter 2003. Operating costs, defined as cost of service plus selling, general and administration expenses, were 95.4% of revenue in first quarter 2004 compared to 95.6% in first quarter 2003. Operating costs relating to insurance expenses increased by $1.5 million in first quarter 2004 compared to first quarter 2003 reflecting significantly higher premiums for all types of insurance coverage.

Operating earnings for the quarter for the Canadian operations of $0.2 million decreased $0.1 million from $0.3 million for the same period in 2003. The decline in operating earnings was due to the reduced revenue noted above, largely offset by cost reductions. The cost reductions have been limited so as to not jeopardize the long-term profitability of the business and, as a result, revenue loss has been greater than expense reduction.

The United States operations reported an operating loss from continuing operations for first quarter 2004 of $0.2 million compared to earnings of $0.6 million in first quarter 2003. In local currency, an operating loss of U.S.$0.2 million was incurred in first quarter 2004 compared to operating earnings of U.S.$0.4 million in first quarter 2003. Operating losses arose due to the reduced revenue from property and casualty loss-adjusting services noted above that was only partially offset by cost reductions.

The discontinued U.S. TPA Business reported an operating loss of $3.8 million for first quarter 2004 compared to $2.8 million in first quarter 2003. In local currency, operating losses of U.S.$2.9 million in first quarter 2004 increased U.S.$1.1 million compared to U.S.$1.8 million in first quarter 2003. Operating losses increased in first quarter 2004 because they include losses from RSKCo.

The United Kingdom operating earnings of $4.0 million for the quarter increased $1.0 million compared to earnings of $3.0 million in first quarter 2003. In local currency, operating earnings of £1.7 million in first quarter 2004 increased £0.5 million compared to £1.2 million in first quarter 2003. Increased operating earnings reflect increased revenue from subsidence claims.

Operating earnings for the European operations were $1.0 million, a decrease of $0.5 million from earnings of $1.5 million in first quarter 2003. In local currency, operating earnings of €0.6 million in first quarter 2004 decreased €0.3 million compared to first quarter 2003. The decrease in operating earnings reflects the reduced revenue noted above.

Operating earnings for the International operations for first quarter 2004 were $2.4 million, an increase of $1.8 million compared to earnings of $0.6 million in first quarter 2003. In local currency, operating earnings of £1.0 million in first quarter 2004 were £0.7 million higher than earnings in first quarter 2003. Increased operating earnings reflect the increased revenue noted above and management's commitment to manage costs.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for first quarter 2004 were $2.6 million compared to losses of $1.4 million in first quarter 2003. The increase in corporate operating losses for the quarter was primarily due to increased advisor fees and adverse exchange movements partially offset by a reduction in stock plan amortization expense.

Net earnings (loss)

For the three months ended March 31	**2004**	2003
($000s)		
Continuing operations:		
Canada	**103**	148
United States	**(505)**	310
United Kingdom	**2,951**	2,021
Europe	**448**	778
International	**1,552**	(79)
Corporate	**(6,064)**	(3,499)
Net loss from continuing operations	**(1,515)**	(321)
Loss from discontinued United States operations	**(19,574)**	(1,670)
Net loss	**(21,089)**	(1,991)

The net loss from continuing operations for the quarter was $1.5 million (loss of $0.11 per share) compared to the first quarter 2003 loss of $0.3 million (loss of $0.02 per share). The net loss for the quarter was $21.1 million (loss of $1.53 per share) compared to the first quarter 2003 loss of $2.0 million (loss of $0.14 per share).

For continuing operating divisions, the difference between operating earnings (loss) and net earnings (loss) is primarily the provision for (recovery of) income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

Total interest expense in first quarter 2004 was $4.3 million, $1.1 million higher than interest expense of $3.2 million in first quarter 2003. Total interest expense in first quarter 2004 included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.1 million of interest expense consisted of a $1.3 million commitment fee associated with the demand promissory note borrowing and $0.8 million interest on operating lines and other credit facilities.

An income tax provision of $2.0 million was recorded for first quarter 2004 compared to $1.8 million for the same period in 2003. Given current profitability levels in the United States operations and in Corporate, the Company did not record a future tax asset for the losses incurred in the United States operations or in respect of Corporate losses incurred in Canada.

Net loss from discontinued operations in first quarter 2004 was $3.8 million compared to $1.7 million in first quarter 2003. Net loss on disposal incurred in first quarter 2004 was $15.7 million. This consists of: $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; and, $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

Goodwill

Goodwill at March 31, 2004 was $238.4 million compared to $229.8 million at December 31, 2003. The increase was principally from unrealized foreign exchange gains.

Cash flow

Operating activities

Cash used in operating activities from continuing operations was $15.9 million during first quarter 2004 compared to $3.7 million during first quarter 2003.

Free cash flow

For the three months ended March 31	**2004**	2003
($000s)		
Canada	**(7)**	223
United States	**(3,213)**	(3,287)
United Kingdom	**(8,896)**	(600)
Europe	**(2,524)**	(310)
International	**1,385**	1,484
Corporate and financing costs	**(3,360)**	(1,368)
	(16,615)	(3,858)

Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring costs and the working capital cost of new branches. Free cash flow is not a generally accepted accounting principles measure of cash flow. Free cash flow was negative $16.6 million ($1.20 per share) in first quarter 2004 compared to negative $3.9 million ($0.28 per share) in first quarter 2003.

With the exception of the United States operations, free cash flow in all divisions for first quarter 2004 declined year-over-year. The United States free cash flow from continuing operations for first quarter 2004 was in line with first quarter 2003, despite the net loss for the period, due to improved working capital movements. Free cash flow for the United Kingdom and International operations decreased year-over-year, despite increased earnings, due to negative working capital movement variances. A significant decrease in United Kingdom cash flow was primarily due to increased accounts receivable and reduced deferred revenue associated with the ongoing subsidence event. Free cash flow in the Canadian and European operations for first quarter 2004 declined compared to first quarter 2003 mainly due to decreased earnings and negative working capital movement variances. Free cash flow for corporate and financing costs declined $2.0 million compared to first quarter 2003 primarily due to the $1.3 million commitment fee associated with the demand promissory note borrowing.

Free cash flow tends to be lower in the first quarter of the year due to the impact of bonus payments and the working capital cost of servicing weather-related claims.

Investing activities

Net investment in property and equipment related to continuing operations was $1.4 million in first quarter 2004 compared to $1.5 million in first quarter 2003.

Cash used in business acquisitions of $0.1 million in first quarter 2004 related to acquisition of the remaining shares in one of the European subsidiaries.

Cash outflow from discontinued operations of $38.9 million in first quarter 2004, compared to $4.5 million in first quarter 2003, included a $29.2 million outflow on the disposal of the U.S. TPA Business. In addition, the cash outflow from discontinued operations included $9.1 million related to the operating cash flows of the discontinued operations compared to $4.2 million in first quarter 2003. The remaining cash outflow of $0.6 million, compared to $0.3 million in first quarter 2003, was primarily in respect of net investment in property and equipment.

Financing activities

No dividends were paid or declared during the quarter.

LIQUIDITY

As at March 31, 2004, the Company and its subsidiaries had lines of credit in Canada, the United Kingdom and Europe totaling $61.5 million. Of the $61.5 million, $26.3 million was in committed facilities and $35.2 million was in demand facilities. The committed facilities are available until October 31, 2004 and $22.2 million was drawn under these facilities as at March 31, 2004. Bank indebtedness as at March 31, 2004 was $24.2 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness increased by $1.3 million during the quarter with cash used in operating and investing activities only partially offset by cash provided by financing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year.

The Company was unable to generate sufficient funds internally in first quarter 2004 to meet its liabilities and obligations, including the payment of $29.2 million (U.S.$22.0 million) to Broadspire to service existing claims obligations of the U.S. TPA Business. Fairfax has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. During first quarter 2004, the Company borrowed an additional $40.5 million pursuant to this arrangement and on March 31, 2004 repaid all of its $59.7 million of borrowings from Fairfax. Interest expensed and paid on borrowings from Fairfax during first quarter 2004 was $0.5 million compared to $0.2 million in first quarter 2003. At March 31, 2004, the Company did not have any borrowings from Fairfax.

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender bearing interest at bank prime plus 3% with interest payable monthly. Proceeds were used to repay borrowings from Fairfax and to provide funds that would otherwise have been borrowed from Fairfax for working capital.

The Company uses internally generated funds to meet ongoing working capital, capital expenditure and debt repayment requirements. Given the scheduled reduction in the committed facilities on October 31, 2004, the Company does not expect to be able to meet its cash flow requirements in 2004 with internally generated funds. While the Company's Board of Directors periodically reviews strategic alternatives to access capital markets in order to address the Company's short and long-term liquidity needs and capital structure, it is anticipated that the financing needs of the Company during 2004 will primarily be met through a third-party lender or through the Fairfax commitment noted above.

Net debt (defined as total long-term debt, bank indebtedness and promissory notes less cash) as at March 31, 2004 was $205.3 million compared to $149.8 million at December 31, 2003. Net debt increased primarily to fund the payment of $29.2 million (U.S.$22.0 million) in connection with the sale of the U.S. TPA Business during the period and to fund negative operating cash flow.

Shareholders' equity decreased to $82.5 million at March 31, 2004 from $92.1 million at December 31, 2003. The decrease was due to the $21.1 million loss for the quarter partially offset by a positive movement in the currency translation adjustment account of $10.2 million related to unrealized gains on the translation of the assets and liabilities of the Company's foreign operations due to the strengthening of the United Kingdom pound relative to the Canadian dollar. In addition, there was an offset for a $1.3 million contributed surplus receivable relating to reimbursement by Fairfax for the commitment fee associated with the demand promissory note borrowing in first quarter 2004.

The net debt-to-equity ratio was 2.49 at March 31, 2004 and 1.63 at December 31, 2003. Under its committed facilities, the Company has covenanted that its net debt-to-equity ratio shall not at any time exceed 2.0:1. As at March 31, 2004, the Company was in breach of its net debt-to-equity ratio under its committed bank facilities. The Company has obtained waivers in respect of these breaches.

The total liabilities-to-equity ratio increased to 4.40 from 3.73 at December 31, 2003 mainly due to the decrease in shareholders' equity. Interest coverage decreased to negative 3.48 in first quarter 2004 from negative 0.64 in the year ended December 31, 2003. Excluding the loss from discontinued operations and loss on disposal of the U.S. TPA Business, the interest coverage for the first quarter was 1.11.

The Company has contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Other long-term liabilities are employee future benefits and other liabilities that totaled $3.8 million and $13.7 million, respectively, at March 31, 2004. Other liabilities consist primarily of accrued costs related to the disposal of the U.S.TPA Business during first quarter 2004 and minority interests in non-wholly owned subsidiaries.

CAPITAL RESOURCES

The Company provides professional services to its customers and is not in a capital-intensive business. Capital expenditures are primarily for computer equipment and furniture and fixtures for employees. The Company has no material capital expenditure commitments and generally uses operating leases to purchase computer equipment.

TRANSACTIONS WITH RELATED PARTIES

Fairfax has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. The Company did not have any borrowings under this arrangement as at March 31, 2004. See "Liquidity".

The Company has a management services agreement with the parent company pursuant to which the parent provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company will reimburse the Company for $4.0 million of costs incurred related to the termination of certain employment contracts.

CRITICAL ACCOUNTING ESTIMATES

(i) Errors and Omissions Provision

Included in the net loss on disposal of the U.S.TPA Business is a $4.3 million provision for expected future errors and omissions costs and insurance premiums. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties, and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

In determining the expected future errors and omissions costs, the Company reviewed actual errors and omissions costs incurred for the most recent calendar year and considered the impact of qualitative factors such as: expected unreported claims at March 31, 2004; non-renewed contracts; employee turnover; and, the sale of the U.S. TPA Business. The Company established a range of expected future costs for the period following the sale of the U.S. TPA Business and established the provision based on its best estimate.

The Company's policy is to maintain errors and omissions insurance coverage for all of its operations and the sale agreement with Broadspire requires the Company to maintain errors and omissions coverage for the U.S. TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, the Company established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S.TPA Business based on expected future claims experience. The Company discounted the expected future premiums using a 10% discount rate to determine the present value of the provision.

Using the lower and upper ends of the range for the expected future errors and omissions costs and insurance premiums would result in provisions of $3.2 million and $8.3 million, respectively. Actual future errors and omissions costs and insurance premiums incurred respecting the U.S. TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

(ii) Excess Office Space Lease Provision

The sale of the U.S. TPA Business and related employee moves will result in the Company having vacant office space. In determining the $6.6 million excess office space lease provision, the Company analyzed expected vacant office space and, in conjunction with a service provider, made an estimate of potential sub-lease recoveries. If the Company were unable to sublet any vacant office space, the excess office space lease provision would be approximately $16.2 million.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	**March 31, 2004**	December 31, 2003
	(Unaudited)	*(Audited)*
ASSETS		
Current		
Cash	**10,205**	18,649
Accounts receivable	**102,300**	77,037
Claims in process	**56,886**	56,568
Prepaid expenses	**9,914**	7,789
Income taxes recoverable	**708**	673
Total current assets	**180,013**	160,716
Property and equipment, net	**16,375**	17,650
Goodwill	**238,401**	229,824
Future income taxes	**3,494**	3,375
Other assets	**7,567**	23,865
	445,850	435,430
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 6)*	**24,195**	22,879
Promissory notes *(notes 5 and 7)*	**65,000**	19,207
Accounts payable and accrued liabilities	**92,196**	108,831
Income taxes payable	**5,831**	5,602
Current portion of long-term debt	**687**	794
Deferred revenue	**28,893**	50,746
Future income taxes	**3,507**	3,411
Total current liabilities	**220,309**	211,470
Long-term debt	**125,574**	125,536
Employee future benefits	**3,750**	3,688
Other liabilities	**13,678**	2,668
Total liabilities	**363,311**	343,362
Contingencies and commitments *(note 3)*		
Shareholders' equity *(note 2)*	**82,539**	92,068
	445,850	435,430

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)

($000s)

For the three months ended March 31	**2004**	2003
Revenue	**103,590**	103,988
Cost and expenses		
Cost of service	**79,910**	79,814
Selling, general and administration	**18,942**	19,583
Interest *(note 7)*	**4,259**	3,157
	103,111	102,554
Earnings before income taxes	**479**	1,434
Provision for income taxes	**1,994**	1,755
Net loss from continuing operations	**(1,515)**	(321)
Net loss from discontinued operations, net of income tax recovery of $nil (2003: $1,086) *(note 9)*	**(3,843)**	(1,670)
Net loss on disposal, net of tax of $nil *(note 9)*	**(15,731)**	–
Net loss for the period	**(21,089)**	(1,991)
Loss per share		
Net loss per share from continuing operations	**(0.11)**	(0.02)
Net loss per share	**(1.53)**	(0.14)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

For the three months ended March 31	**2004**	2003
Deficit, beginning of period	**(38,342)**	(8,387)
Net loss for the period	**(21,089)**	(1,991)
Deficit, end of period	**(59,431)**	(10,378)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

For the three months ended March 31	**2004**	2003
OPERATING ACTIVITIES		
Net loss from continuing operations	**(1,515)**	(321)
Add (deduct) items not affecting cash		
Depreciation	**1,481**	1,795
Exchange loss on translation of integrated operations	**443**	–
Future income taxes	**(25)**	171
	384	1,645
Changes in non-cash working capital balances related to operations		
Accounts receivable	**(7,036)**	(3,464)
Claims in process	**1,579**	980
Prepaid expenses	**(1,737)**	(853)
Income taxes recoverable	**774**	(662)
Accounts payable and accrued liabilities	**(9,902)**	(1,262)
Pension and other liabilities	**–**	(89)
Cash used in operating activities	**(15,938)**	(3,705)
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds	**(108)**	(1,303)
Purchase of property and equipment, net	**(1,352)**	(1,520)
Other assets	**8**	(36)
Discontinued operations *(note 9)*	**(38,923)**	(4,452)
Cash used in investing activities	**(40,375)**	(7,311)
FINANCING ACTIVITIES		
Bank indebtedness	**1,316**	7,819
Repayment of long-term debt	**–**	(60)
Issuance of promissory notes, net *(note 5)*	**45,793**	1,581
Cash provided by financing activities	**47,109**	9,340
Effect of exchange rate changes on cash	**760**	1,114
Net decrease in cash during the period	**(8,444)**	(562)
Cash, beginning of period	**18,649**	847
Cash, end of period	**10,205**	285
SUPPLEMENTAL INFORMATION		
Cash interest paid *(note 7)*	**2,016**	908
Cash taxes paid	**1,305**	2,291

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

March 31, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements.

Estimates

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including goodwill and provisions related to discontinued operations *(note 9)*.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2004 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**March 31, 2004**	December 31, 2003
	(Unaudited)	*(Audited)*
Share capital	**137,518**	137,518
Contributed surplus receivable	**1,300**	–
Employee share purchase loans	**(2,695)**	(2,679)
Currency translation adjustment	**5,847**	(4,429)
Deficit	**(59,431)**	(38,342)
	82,539	92,068

As at March 31, 2004, the Company has loaned $2,695 to employees and former employees to assist in purchasing subordinate voting shares of the Company. These loans bear no interest and as collateral, the employees have pledged 292 thousand subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

Contributed surplus receivable is a receivable in respect of the parent company's promise to reimburse the Company for the commitment fee on the March 31, 2004 demand promissory note borrowing *(note 7)*.

3. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets.

The Company leases premises, automobiles and equipment under various operating leases.

The net loss on disposal of the United States third party claims administration business requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

(in $000s except as otherwise indicated)

4. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

For the three months ended March 31, 2004

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**11,217**	**12,756**	**48,913**	**18,175**	**12,529**	**–**	**103,590**
Operating earnings (loss)	**186**	**(238)**	**4,042**	**1,025**	**2,371**	**(2,648)**	**4,738**
Interest income (expense)	**(9)**	**(267)**	**94**	**(177)**	**(104)**	**(3,796)**	**(4,259)**
Income tax recovery (expense)	**(74)**	**–**	**(1,185)**	**(400)**	**(715)**	**380**	**(1,994)**
Net earnings (loss) from continuing operations	**103**	**(505)**	**2,951**	**448**	**1,552**	**(6,064)**	**(1,515)**
Net loss from discontinued operations, net of tax	**–**	**(19,574)**	**–**	**–**			**(19,574)**
Net earnings (loss)	**103**	**(20,079)**	**2,951**	**448**	**1,552**	**(6,064)**	**(21,089)**
Depreciation expense	**79**	**118**	**844**	**218**	**221**	**1**	**1,481**
Property and equipment & goodwill additions	**77**	**369**	**832**	**224**	**259**	**1**	**1,762**
Goodwill	**7,534**	**15,284**	**187,692**	**21,963**	**5,928**	**–**	**238,401**
Identifiable assets	**25,837**	**50,416**	**267,925**	**44,509**	**46,891**	**10,272**	**445,850**

For the three months ended March 31, 2003

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	11,747	17,595	44,716	18,390	11,540	-	103,988
Operating earnings (loss)	315	620	2,960	1,534	599	(1,437)	4,591
Interest expense	(60)	(122)	(40)	(272)	(160)	(2,503)	(3,157)
Income tax recovery (expense)	(107)	(188)	(899)	(484)	(518)	441	(1,755)
Net earnings (loss) from continuing operations	148	310	2,021	778	(79)	(3,499)	(321)
Net loss from discontinued operations, net of tax	–	(1,670)	–	–	–	–	(1,670)
Net earnings (loss)	148	(1,360)	2,021	778	(79)	(3,499)	(1,991)
Depreciation expense	105	177	1,021	264	228	–	1,795
Property and equipment & goodwill additions	68	5	1,162	75	198	–	1,508
Goodwill	7,534	17,351	180,766	21,306	5,758	–	232,715
Identifiable assets	28,580	62,512	248,930	41,240	41,865	10,431	433,558

(in $000s except as otherwise indicated)

5. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. During the first quarter of 2004, the Company borrowed an additional $40.5 million pursuant to this arrangement and on March 31, 2004 repaid $59.7 million of borrowings from its parent company.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company will reimburse the Company for $4.0 million of costs incurred related to the termination of certain employment contracts *(note 9)*.

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. During first quarter 2004, the Company made tax installment payments totalling $1.1 million to its parent company related to 2003. The Company paid a further tax installment of $0.4 million to its parent company in April 2004, related to 2003. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

6. BANK INDEBTEDNESS

As at March 31, 2004, the Company had lines of credit in Canada ($26.3 million), the United Kingdom (£12.4 million) and Europe (€3.3 million) totaling $61.5 million. Of the $61.5 million, $26.3 million was in committed facilities and $35.2 million was in demand facilities. The committed facilities are available until October 31, 2004 and $22.2 million was drawn under these facilities as at March 31, 2004. As at March 31, 2004, the Company was in breach of covenants under its committed bank facilities that its net debt-to-equity ratio shall not at any time exceed 2.0:1. The Company has obtained waivers in respect of these breaches.

7. PROMISSORY NOTES

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender bearing interest at bank prime plus 3% with interest payable monthly. Proceeds were used to repay borrowings from the parent company and to provide funds that would otherwise have been borrowed from the parent company for working capital. A $1.3 million commitment fee was paid on signing of the demand promissory note and is included in interest expense. The parent company has promised to reimburse the Company for the commitment fee and the reimbursement has been recorded as a contributed surplus receivable.

8. SEASONALITY OF BUSINESS

The Company's results are subject to seasonal fluctuations as the volume of property claim assignments referred to the Company fluctuates according to the frequency of weather-related events. As a result of this seasonality, results in the fourth quarter are typically stronger than in the first three quarters. The Company mitigates this seasonality through the geographic spread of its operations and through the development and marketing of services that are not affected by weather-related events.

(in $000s except as otherwise indicated)

9. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of its United States third party claims administration business conducted by RSKCo Services, Inc. (RSKCo) and Cunningham Lindsey Claims Management, Inc. (CMI), to Broadspire Services Inc. (Broadspire). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for payment by the Company of $29.2 million (U.S.$22.0 million).

The United States third party claims administration business had incurred significant operating losses and, in February 2004, the Company announced changes to management *(note 5)* and that it had commenced restructuring the United States operations to align revenues and costs, rather than focus on further growth by acquisition. In planning the restructuring, it was determined that it was unlikely that the United States third party claims administration business would be profitable even after restructuring, and consequently the Company determined that it was in its best interests to dispose of the business to Broadspire.

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S. $3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

Additional information related to the discontinued operations is as follows:

Statements of Loss

For the three months ended March 31	**2004**	2003
Revenue	**14,984**	7,129
Loss before income taxes prior to measurement date	**(3,843)**	(2,756)
Income tax recovery	**–**	(1,086)
Net loss from discontinued operations prior to measurement date	**(3,843)**	(1,670)
Net loss on disposal	**(15,731)**	–
	(19,574)	(1,670)

The $15.7 million net loss on disposal consists of: $4.8 million (U.S.$3.6 million) loss on sale of the United States third party claims administration business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; and, $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

Certain of the disposal costs require management estimates which are subject to significant measurement uncertainty. The $4.3 million estimate of expected future errors and omissions costs and insurance premiums requires an estimate of expected future expenses related to errors and omissions claims, fines and penalties, performance guarantees and insurance premiums. Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $3.2 million and $8.3 million, respectively, related to the United States third party claims administration business.

The $6.6 million estimate of excess office space lease payments depends on an estimate of future sublet recoveries. If the Company were unable to sublet any vacant office space, the excess office space lease provision would be approximately $16.2 million (U.S.$12.2 million).

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognised.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Centers in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at March 31, 2004, there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at (416) 596-8020.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com